EXHIBIT (a)(1)(J)

Date:	September 21, 2007

To:	Holders of 8% Convertible Subordinated Notes due 2007 Holders of 5.5% Senior Convertible Notes due 2010

From:	SPACEHAB, Incorporated

Subject:	Amendment No. 1

As you know, SPACEHAB, Incorporated (the “Company”) is conducting an offer to exchange (the “Exchange Offer”) 74 shares of common stock and 1.2 shares of Series C Convertible Preferred Stock for each $1,000 principal amount of outstanding 8% Convertible Subordinated Notes due 2007 (the “Junior Notes”) up to $10,306,000 in aggregate principal amount of the Junior Notes and 667 shares of common stock and 1 share of Series C Convertible Preferred Stock for each $1,000 principal amount of outstanding 5.5% Senior Convertible Notes due 2010 (the “Senior Notes”) up to $52,944,000 in aggregate principal amount of the Senior Notes, upon the terms and subject to the conditions set forth in the Company’s offering memorandum, dated August 31, 2007 (the “Offering Memorandum”), and the related Exchange Offer materials that had been filed with the Securities and Exchange Commission on August 31, 2007 (such Exchange Offer materials and Offering Memorandum, as amended or supplemented from time to time, collectively constitute the “Offer Materials”), copies of which you should have already received.

We have updated the Offering Memorandum to make the following changes:

•

On page 35 of the Offering Memorandum, we amended and restated the Section entitled “Unaudited Pro Forma Financial Data—Cash Flow Projections” to reflect updated and revised quarterly cash flow projections for the remainder of calendar year 2007.

•	We incorporated by reference the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

All other terms and conditions of the Exchange Offer remain the same. We have attached this Amendment No. 1 to the Offering Memorandum with the changes described above for your review. This letter and Amendment No. 1 is filed as Exhibit (a)(1)(J) to the amended Schedule TO.

In connection with the Exchange Offer, you previously received all the Offer Materials. If you did not receive any of these documents, please contact Brian K. Harrington at the Company or the Information Agent at the contact information set forth below to request a free copy of these documents. You should read these Offer Materials carefully because they contain important information about the Exchange Offer. We have filed these and related Exchange Offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).

SPACEHAB, Incorporated

12130 Highway 2, Building 1

Webster, Texas 77598-1504

Attention: Brian K. Harrington, Senior Vice President and Chief Financial Officer

Telephone: (713) 558-5000

Facsimile: (713) 558-5690

CapitalBridge

111 River Street, 10th Floor

Hoboken, NJ 07030

Attention: Aaron Dougherty

Telephone: (877) 746-3583 (toll-free)

(201) 499-3500

Facsimile: (201) 499-3600

Amendment No. 1

The Section entitled “Unaudited Pro Forma Financial Data—Cash Flow Projections” on page 35 of the Offering Memorandum shall be amended and restated as follows:

Cash Flow Projections

In our quarterly report on Form 10-Q for the period ended March 31, 2007 we included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, a table of projected cash inflows and outflows for the remainder of calendar year 2007. The projection of cash inflows and outflows was not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission regarding projections, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. Moreover, our accountants have not examined, compiled or applied any procedures to the projections in accordance with standards established by the American Institute of Certified Public Accountants and express no opinion or any assurance on their reasonableness, accuracy or achievability. These forward-looking statements reflect numerous assumptions made by our management. In addition, factors such as industry performance, general business, economic, regulatory, and market and financial conditions, all of which are difficult to predict, may cause the projections or the underlying assumptions to be inaccurate. Accordingly, there can by no assurance that the projections will be realized and actual results may be materially more or less favorable that those contained in the projections.

The inclusion of the projections in this offering memorandum should not be regarded as an indication that we, our board of directors, or any of our financial advisors considered or consider the projections to be a reliable prediction of future events and the projections should not be relied upon as such. Neither we, our board of directors or our financial advisors intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error or to otherwise have changes.

As of March 31, 2007, we had $12.3 million in cash and cash equivalents on hand. In addition, as of March 31, 2007, we held restricted cash in the amount of $7.2 million that represented prepayments under a contract with an agency of the federal government to construct substantial building improvements for their benefit at one of our payload processing facilities. The restricted cash is excluded from our projections of cash inflows and outflows. The analysis did not give effect to the consummation of the exchange offer, which if consummated will result in a cash reduction of approximately $750,000 in the first and second quarters of our fiscal year 2008.

Below are the quarterly cash flow projections for the remainder of calendar year 2007, which include all of the $10.3 million of Junior Notes and $1.8 million of interest being paid when due. In addition, below is a reconciliation of available cash assuming that $7.4 million of Junior Notes and $1.5 million of interest on Junior Notes and Senior Notes exchange.

	(Dollars in thousands)
	Quarter Ending 6/30/2007	Quarter Ending 9/30/2007	Quarter Ending 12/31/2007
Cash receipts expected on contracted work	—	12,209	8,017
Expected cash cost of operations	—	(16,007)	(8,582)
Astrium ICC/VCC leases	—	(1,389)	—
Interest and debt service	—	—	(12,174)

Net change in cash	—	(5,187)	(12,739)

Projected ending cash balance	9,724	4,537	(8,202)

Junior Notes committed to exchange			7,424
Interest on Junior Notes and Senior Notes committed			1,546

			768

The Section entitled “Where You Can Find More Information” of the Offering Memorandum is hereby amended and supplemented by incorporating by reference the Company’s Form 10-K for the fiscal year ended June 30, 2007.